Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160231

Contacts: Media Alecia Pulman (646) 277-1220 apulman@icrinc.com

For Immediate Release
Investor Relations
Tom Ryan (203) 682-8200
tryan@icrinc.com

Raphael Gross (203) 682-8200
rgross@icrinc.com

Ruth’s Hospitality Group, Inc. Announces Proposed Transactions Intended to Strengthen the Company’s Financial Position and Improve its Flexibility

HEATHROW, Fla.—(BUSINESS WIRE)—December 22, 2009—Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) today announced that it has entered into agreements with a new investor and with the current lenders under its existing credit facility that are intended to strengthen the Company’s balance sheet and improve its operating and financial flexibility.

First, the Company announced that it has entered into a Securities Purchase Agreement with affiliates of Bruckmann, Rosser, Sherrill & Co. Management, L.P. (“BRS”). Under this agreement, BRS has agreed, subject to various conditions, including the approval of the Company’s shareholders, to purchase $25 million of newly-created Series A 10% Convertible Preferred Stock of the Company in a private investment in public equity (“PIPE”) transaction. The initial conversion price of the preferred stock to be issued to BRS will be equal to 115% of the per share subscription price in the rights offering described below, provided that the initial conversion price will not be higher than $3.25 or lower than $2.90. The Company intends to use the net proceeds of the PIPE transaction to repay indebtedness under its existing credit facility.

Second, the Company announced that it intends to file a prospectus supplement with the Securities and Exchange Commission under the Company’s existing shelf registration statement to commence a shareholder rights offering with targeted gross proceeds of up to $35 million in cash (the “Rights Offering”). Each stockholder of the Company as of the record date for the Rights Offering will be given the right to purchase additional shares of common stock of the Company in an amount and at a per share subscription price to be determined by the Company’s Board of Directors. It is a condition to the closing of the PIPE transaction that the Company raise at least $25 million of gross proceeds in the Rights Offering. The Company intends to use the net proceeds of the Rights Offering to repay indebtedness under its existing credit facility.

Third, the Company announced that it has entered into an amendment to its existing credit agreement, which will become effective upon satisfaction of various closing conditions, including successful completion of the PIPE transaction and the Rights Offering and the application of the net proceeds of those transactions to repay indebtedness under the credit facility. The amendment to the credit agreement will reduce the revolving loan commitment from $175 million to $130 million, will extend the scheduled maturity of the credit agreement by two years, to February 2015, and will provide the Company with a less restrictive set of covenants, which the Company believes will enhance its financial and operating flexibility. Specifically, the amendment will provide for no financial covenant testing until the end of fiscal year 2010, will provide less restrictive leverage and coverage covenants thereafter, and will permanently eliminate the minimum EBITDA covenant. The amendment provides for higher interest rates under the credit facility, with interest rates based on the Company’s actual leverage ratio, ranging from 3.25% to 5.00% above the applicable LIBOR rate or, at the Company’s option, from 2.00% to 3.75% above the applicable base rate.

The effectiveness of the amendment is contingent upon, among other things, the Company raising at least $42.5 million in net proceeds through the PIPE transaction and the Rights Offering.

In connection with and as a condition to the closing of the PIPE transaction, the Company intends to file a proxy statement with the Securities and Exchange Commission in order to solicit shareholder approval of the PIPE transaction at a special meeting of shareholders in accordance with the requirements of the Nasdaq Stock Market. The Company currently intends to hold the shareholders meeting in the first quarter of 2010, and assuming the Company’s shareholders approve the PIPE transaction and the Company is successful in raising at least $25 million of gross proceeds in the Rights Offering, to close the Rights Offering and the PIPE transaction and to cause the credit agreement amendment to become effective shortly after the shareholders meeting.

Michael P. O’Donnell, Chief Executive Officer and President of Ruth’s Hospitality Group, Inc., said, “We are delighted to be partnering with BRS and are pleased to announce that Hal Rosser, a founder and Managing Director of BRS, will be joining our Board upon completion of the PIPE transaction. Hal and the broader BRS team are highly regarded for their restaurant industry experience, and we view their interest in the Company as a vote of confidence in our brands and leadership teams. We believe the proposed transactions announced today will enable us to make meaningful progress on our stated objectives of reducing the Company’s leverage and providing us with greater financial flexibility during a time of ongoing economic uncertainty.”

Separately, the Company also announced that it has successfully completed the sale of its corporate headquarters and intends to relocate to another location in Heathrow, Florida. The transaction generated net proceeds of approximately $9.7 million, which were used to reduce borrowings under the credit facility. After giving effect to this repayment, the credit facility stood at $130.5 million as of December 21, 2009, down from $160.2 million as of December 28, 2008. Finally, based on current information, the Company announced that it expects to be in compliance with all of the financial covenants under the credit agreement at December 27, 2009, the Company’s fiscal year end, and expects to have a leverage ratio under the credit agreement of between 3.35 and 3.45 as of that date, without giving effect to the anticipated repayment of outstanding borrowings under the credit facility with the net proceeds of the proposed PIPE transaction and Rights Offering.

Jefferies & Company, Inc., the principal operating subsidiary of Jefferies Group, Inc. (NYSE: JEF), has acted as financial advisor to the Company in connection with the PIPE transaction and the Rights Offering and will act as dealer-manager for the Rights Offering.

BRS is a New York based private equity firm with $1.5 billion of committed capital under management focused on investing in middle market consumer goods and services businesses. BRS and its principals have extensive experience investing in the restaurant industry, having completed 15 restaurant investments, including add-on acquisitions, to date. BRS’s current and former investments in the restaurant industry include investments in Logan’s Roadhouse, Bravo Brio Restaurant Group, Il Fornaio / Corner Bakery Café, Real Mex Restaurants, McCormick & Schmick’s Seafood Restaurants, California Pizza Kitchen and Au Bon Pain. Upon the closing of the PIPE transaction, Harold O. Rosser, a founder and Managing Director at BRS, will join the Company’s Board of Directors. Prior to co-founding BRS in 1995, Mr. Rosser was an officer of Citicorp Venture Capital from 1987 through 1994 and prior to that, spent 12 years with Citicorp/Citibank in various management and corporate finance positions.

About Ruth’s Hospitality Group, Inc.

Ruth’s Hospitality Group, Inc. (NASDAQ: RUTH) is a leading restaurant company focused exclusively on the upscale dining segment. The Company owns the Ruth’s Chris Steak House, Mitchell’s Fish Market, Mitchell’s Steakhouse and Cameron’s Steakhouse concepts. Ruth’s Hospitality Group, Inc. was founded in 1965 and currently has more than 150 Company- and franchisee-owned locations worldwide.

For further information about our restaurants, to make reservations, or to purchase gift cards, please visit: www.RuthsChris.com, www.MitchellsFishMarket.com, www.MitchellsSteakhouse.com and www.Camerons-Steakhouse.com. For more information about Ruth’s Hospitality Group, Inc., please visit www.rhgi.com.

Important Notice

The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-160231) and intends to file a prospectus supplement with respect to the proposed Rights Offering. Before you invest, you should read the prospectus and, when filed, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Rights Offering.

In connection with the proposed PIPE transaction, the Company intends to file a preliminary and definitive proxy statement with the SEC and to mail the definitive proxy statement to the Company’s shareholders. The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the PIPE transaction. Information about the Company’s directors and executive officers and their ownership of its securities will be set forth in the preliminary and definitive proxy statements to be filed by the Company with the SEC.

When available, you may obtain the foregoing documents, including the prospectus supplement and the preliminary and definitive proxy statements, for free by visiting EDGAR on the SEC web site at www.sec.gov. In addition, copies of the prospectus and prospectus supplement for the Rights Offering may be obtained, when available, from the information agent to be identified in the prospectus supplement. Investors should read the definitive proxy statement and the prospectus and prospectus supplement carefully before making any voting or investment decision because these documents will contain important information.